FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Conditional Share Awards

This notification sets out information relating to the vesting of conditional share awards under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan) and the 2009 Deferred Annual Bonus Plan (the Deferred Annual Bonus Plan).

This announcement covers vesting of awards made to Corporate Executive Team members in 2010 and 2011.  It also covers vesting of awards made to senior executives in 2011 who have subsequently been appointed as Persons Discharging Managerial Responsibility.

2010 Performance Share Plan Awards
70% of the total 2010 grant of conditional share awards under the Performance Share Plan was subject to a three year performance period which ended on 31 December 2012. The extent to which these awards vested was announced on 5 March 2013. 30% of the total 2010 award was subject to a four year performance period from 1 January 2010 to 31 December 2013. The performance condition for these awards was based on total shareholder return (TSR).

For the four year period 1 January 2010 to 31 December 2013, the Company's TSR ranked 9th (i.e. below median against a comparator group of 10 pharmaceutical companies including GSK) and therefore the Remuneration Committee has confirmed that the conditional awards subject to measurement over the four year period lapsed in full.

The table below shows the awards over Ordinary Shares or American Depositary Shares (ADS) that lapsed on 13 February 2014, including dividends reinvested since the date of grant:

	Awards which have lapsed
	Ordinary Shares	ADS
Sir Andrew Witty*	152,714
Dr M Slaoui*		48,037
Mr S Bicknell	16,860
Ms D Connelly		23,156
Mr A Hussain	45,008
Mr W Louv		13,417
Mr D Redfern	19,119
Ms C Thomas	29,352
Mr D Troy		25,619
* denotes an Executive Director

2011 Performance Share Plan Awards
The awards made to the individuals listed in the table below were subject to the following performance conditions measured over the three year performance period from 1 January 2011 to 31 December 2013:

a)   25% of the award was subject to an adjusted free cash flow target.  The Company achieved adjusted free cash flow performance above threshold for the three year period and the Remuneration Committee has confirmed that 52%
      of this element of the award vested, i.e. 13% of the total award.

b)   25% of the award was subject to a TSR measure.  For the three years ending 31 December 2013, the Company's TSR ranked 7th (i.e. below median) against a comparator group of 10 global pharmaceutical companies including GSK and therefore the Remuneration Committee has confirmed that this element of the award lapsed in full.

c)   25% of the award was subject to an R&D New Products sales measure.  The Company achieved New Product Sales above threshold for the three year period and the Remuneration Committee has confirmed that 65.4% of this element of the award vested, i.e. 16.3% of the total award.

d)   25% of the award was subject to a Business Diversification measure, measuring sales in Vaccines, Consumer Healthcare, Dermatology and Emerging Markets Asia Pacific and Japan.  The Company achieved sales above threshold for the three year period and the Remuneration Committee has confirmed that 41.9% of this element of the award vested, i.e. 10.5% of the total award.

Therefore 39.8% of the total award vested.

The table below shows the proportion of these Performance Share Plan awards that vested and lapsed on 13 February 2014, including dividends reinvested since the date of grant:

	Awards which have vested		Awards which have lapsed
	Ordinary Shares	ADS	Ordinary Shares	ADS
Sir Andrew Witty*	196,634		297,421
Mr S Dingemans*	90,845		137,408
Dr M Slaoui*		68,345		103,376
Mr S Bicknell	23,596		35,690
Ms D Connelly		28,553		43,188
Mr A Hussain	57,952		87,656
Mr W Louv		19,926		30,139
Mr D Redfern	33,034		49,966
Ms C Thomas	46,405		70,191
Mr D Troy		36,451		55,134
Mr P Vallance	66,855		101,123
* denotes an Executive Director

2011 Deferred Annual Bonus Awards

In 2011, the following individuals elected to defer part of their 2010 annual bonus into shares under the Deferred Annual Bonus Plan (Deferred Shares).  These awards are matched up to one-for-one depending on the achievement of performance measures (Matching Shares).  The performance measures were the same as for the 2011 PSP awards described above and were measured over the same three years to 31 December 2013.

Individuals could elect whether to defer part of their bonus on a pre or post tax basis.  For awards to UK-based individuals, Deferred and Matching shares were granted as nil-cost options over Ordinary Shares.  For awards to US-based individuals, awards of Deferred and Matching shares were granted as conditional awards of ADSs (co-investment shares in the case of post tax Deferred Shares for US-based individuals).

The table below shows the Deferred Shares that vested on 13 February 2014, including dividends reinvested since the date of grant:

	Nil Cost Option over Ordinary Shares	Conditional Awards of ADSs/Co-Investment Shares (ADSs)
	Vested	Vested/Released
Sir Andrew Witty*	37,182
Dr Moncef Slaoui*		21,848
Mr S Bicknell	7,912
Ms D Connelly		5,280
Mr W Louv		2,392
Mr D Redfern	8,837
Ms C Thomas	1,967
Mr D Troy		10,950
Mr P Vallance	17,569
* Denotes an Executive Director

For the three year period 1 January 2011 to 31 December 2013, the Company achieved performance as set out in the 2011 PSP section above and the Remuneration Committee has confirmed that 39.8% of the award of Matching Shares will vest on the third anniversary of the award and that the balance lapsed.

The table below shows the Matching Shares that will vest on 24 February 2014, the third anniversary of the Award, including dividends reinvested since the date of grant:
	Nil Cost Option over Ordinary Shares		Conditional Awards over ADSs
	Vested	Lapsed	Vested	Lapsed
Sir Andrew Witty*	14,799	22,383
Dr Moncef Slaoui*			8,696	13,152
Mr S Bicknell	3,149	4,763
Ms D Connelly			2,103	3,179
Mr W Louv			955	1,442
Mr D Redfern	3,518	5,319
Ms C Thomas	783	1,184
Mr D Troy			4,359	6,591
Mr P Vallance	6,993	10,576
* Denotes an Executive Director

The above nil cost options in respect of Deferred Shares and Matching Shares can be exercised until 23 February 2021.

2011 Performance Share Plan Awards to senior executives who have since been appointed PDMRs

The conditional awards granted in 2011 to senior executives who have since been appointed PDMRs, were dependent on EPS performance (50% of the award) and operational performance targets (remaining 50% of award) over the period 1 January 2011 to 31 December 2013.

The table below shows the proportion of these Performance Share Plan conditional awards that vested and lapsed on 13 February 2014.

	Awards vesting	Awards lapsed
	Ordinary Shares	Ordinary Shares
Mr R Connor	4,260	2,224
Mr P Thomson	6,868	6,868
Ms E Walmsley	76,309	14,104
Mrs V Whyte	6,868	6,868
	Awards vesting	Awards lapsed
	ADSs	ADSs
Mr James Ford	3,923	3,923

The Company, Executive Directors and PDMRs were advised of these transactions on 13 February 2014.

The fair market values of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 13 February 2014 were £16.53 and US$55.06 respectively.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

14 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 14, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc